October 22, 2024

Yin Yan
Chief Executive Officer
Marwynn Holdings, Inc.
12 Chrysler Unit C
Irvine, CA 92618

       Re: Marwynn Holdings, Inc.
           Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted September 26, 2024
           CIK No. 0002030522
Dear Yin Yan:

     We have reviewed your amended draft registration statement and have the following comment(s).

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 6, 2024 letter.

Amendment No. 1 to Draft Registration Statement on Form S-1
Corporate History and Structure, page 3

1.     We note your revised disclosure on page 47 in response to prior comment
5. Please
       make similar revisions to Note 9 - Loans Payable in your Notes to Consolidated
       Financial Statements.
Business
Indoor Home Improvement Solutions, page 59

2. We note your response to prior comment 13. You state assembly is part of employees daily job duties, and there is no additional cost for assembly other than employees
 October 22, 2024
Page 2

       regular salary, which are recorded in G&A expenses. The cost basis of inventory should include all expenditures and charges directly or indirectly incurred in bringing an article (of inventory) to its existing condition and location prior to sale. This includes materials, labor, variable production overheads, and an allocation of fixed overheads. General and administrative expenses are period charges, except for the portion of such expenses that may be clearly related to production and thus constitute a part of inventory costs (product charges). Refer to ASC 330-10-30-1 to 30-8. We believe you should reassess your accounting for the cost basis of your inventory and, therefore, cost of revenue to ensure it includes appropriate amounts of assembly labor and overhead.
Consolidated Financial Statements, page F-1

3. Please update your financial statements in accordance with Rule 8.08 of Regulation S-
       X.
Part II - Information Not Required in Prospectus
Item 15. Recent Sales of Unregistered Securities, page II-2

4.     We note your response and the exhibit filed in response to prior comment
19. Please
       also revise your disclosure in the registration statement to identify the individual investors with whom you entered into subscription agreements.
       Please contact Patrick Kuhn at 202-551-3308 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Alyssa Wall at 202-551-8106 or Taylor Beech at 202-551-4515 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Trade &
Services
cc:   John Yung